FILED# C6122-04
Oct 18 2004

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
 (Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:
GA Computer Sciences Inc.

2. The articles have been amended as follows (provide article numbers, if available):
Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is Seventy-Five Million (75,000,000) shares of common stock with a par value of $0.001. The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such share of Common Stock in one of more series, with such voting powers, designations, preference and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

3. The undersigned declare that they consitute at least two-thirds of the incorporators [ ], or of the board of directors[x] (check one box only)

4. Effective date of filing (optional):

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures*:
/s/ Peter Hoyle

*If more than two signatures, attach an 8 1/2x 11 plain sheet with the additional signatures.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.